September 14, 2007

Mail Stop 4561

Mr. In Ho Lee
President and Chief Executive Officer
Shinhan Financial Group Co., Ltd.
120, 2-Ga, Taepyung-Ro, Jung-Gu
Seoul 100-102, Korea

Re: **Shinhan Financial Group Co., Ltd.**
     Form 20-F for Fiscal Year Ended December 31, 2006
     Filed June 29, 2007
     File Number: 001-31798

Dear Mr. Lee:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2006

1.   Please file an amended Form 20-F for the following comments.

2.   Please ensure that you include the entire text of the amended Item 8 in your amended Form 20-F and include updated certifications from your officers.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

3.   Please include a revised report from your independent accountants that refers to the appropriate date of its report on management's assessment of internal control over financial reporting. The opinion included in your filing refers to the report dated June 13, 2007 while the accountants' report on page F-3 is dated June 18, 2007. Refer to paragraph 170 of AS 2.

Note 7 – Securities, page F-35

4.   We note the significant amount of sales of securities classified as available-for-sale during the periods presented as reported in your Statements of Cash Flows. Please tell us the following information, on a supplemental basis:

- clarify whether the line item "proceeds from sales of available-for-sale securities" in your Statement of Cash Flows represents only proceeds from sales transactions and does not include proceeds from maturities or calls;
- how you consider the significant sales of such securities in determining whether the securities should be classified as available-for-sale or as trading; and
- the reasons for the significant increase in the amount of "proceeds from sales of available-for-sale securities" relative to the portfolio balance in 2006 compared to 2005.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3449, if you have questions regarding these comments.

Sincerely,

Joyce Sweeney
Senior Staff Accountant